Exhibit 99.1

Press Release

Oracle Buys Opower

Together, Oracle and Opower Will Become the Largest Provider of Mission-Critical Cloud Services to the $2.3 Trillion Utilities Industry

Redwood Shores, CA; May 2, 2016 – Oracle (NYSE: ORCL) today announced that it has entered into a definitive agreement to acquire Opower (NYSE: OPWR), the leading provider of customer engagement and energy efficiency cloud services to utilities, for $10.30 per share in cash. The transaction is valued at approximately $532 million, net of Opower’s cash.

Opower’s solutions enable over 100 global utilities, such as PG&E, Exelon and National Grid, to deliver a modern digital customer experience. Opower’s big data platform stores and analyzes over 600 billion meter reads from 60 million utility end customers, enabling utilities to proactively meet regulatory requirements, decrease the cost to serve, and improve customer satisfaction.

“Utilities want modern technology solutions that work together to meet their evolving customer, operational and compliance needs,” said Rodger Smith, Senior Vice President and General Manager, Oracle Utilities Global Business Unit. “Together, Oracle Utilities and Opower will be the largest provider of mission-critical cloud services to utilities.”

“The combination will provide the industry with the most modern, complete cloud applications for the entire utility value chain, from meter to grid to end-customers,” said Dan Yates, Chief Executive Officer and Co-Founder, Opower. “We are excited to join Oracle and to bring even more value to our customers as part of the Oracle Utilities Industry Cloud Platform.”

The Board of Directors of Opower has unanimously approved the transaction. The transaction is expected to close in 2016, subject to Opower’s stockholders tendering a majority of Opower’s outstanding shares and derivative securities exercised prior to the closing of the tender offer, certain regulatory approvals and other customary closing conditions.

More information about this announcement is available at www.oracle.com/opower.

Additional Information

Oracle and Opower

Customer and Partner Letter

FAQ

General Presentation

About Oracle

Oracle offers a comprehensive and fully integrated stack of cloud applications and platform services. For more information about Oracle (NYSE: ORCL), visit oracle.com.

Trademarks

Oracle and Java are registered trademarks of Oracle and/or its affiliates. Other names may be trademarks of their respective owners.

Contact Info

Deborah Hellinger Oracle Corporate Communications +1.212.508.7935 deborah.hellinger@oracle.com	Ken Bond Oracle Investor Relations +1.650.607.0349 ken.bond@oracle.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Opower, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Opower, anticipated customer benefits and general business outlook. When used in this document, the words “anticipates”, “can”, “will”, “look forward to”, “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or Opower, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed, the anticipated synergies of the combined companies may not be achieved after closing, the combined operations may not be successfully integrated in a timely manner, if at all, general economic conditions in regions in which either company does business, and the possibility that Oracle or Opower may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Opower.

In addition, please refer to the documents that Oracle and Opower, respectively, file with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Opower’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither Oracle nor Opower is under any duty to update any of the information in this document.

Oracle is currently reviewing the existing Opower product roadmap and will be providing guidance to customers in accordance with Oracle’s standard product communication policies. Any resulting features and timing of release of such features as determined by Oracle’s review of Opower’s product roadmap are at the sole discretion of Oracle. All product roadmap information, whether communicated by Opower or by Oracle, does not represent a commitment to deliver any material, code, or functionality, and should not be relied upon in making purchasing decision. It is intended for information purposes only, and may not be incorporated into any contract.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of Opower. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Opower, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Oracle and its acquisition subsidiary will file tender offer materials on Schedule TO, and Opower will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Opower are urged to read these documents when they become available because they will contain important information that holders of Opower securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Opower at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and Opower file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Oracle or Opower at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Oracle’s and Opower’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.